March 29, 2024
U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549

Attention:
Michael Purcell
Laura Nicholson

Re:
Icon Energy Corp.
Draft Registration Statement on Form F-1
CIK No. 0001995574

Ladies and Gentlemen:

Reference is made to the draft registration statement on Form F-1 (the “Draft Registration Statement”) of Icon Energy Corp. (the “Company”) in connection with the registration of the Company’s common shares under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on December 19, 2023.  By letter dated January 12, 2024 (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement.  The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter was confidentially submitted to the Commission for review on January 26, 2024.  By letter dated February 8, 2024, the Staff provided the Company with its comments (the “Second Comment Letter”) to the Frist Amended Draft Registration Statement.  The second amended draft registration statement on Form F-1 (the “Second Amended Draft Registration Statement)”, which responds to the Staff’s comments contained in the Second Comment Letter, is today being confidentially submitted to the Commission for review. The Second Amended Draft Registration Statement also includes updates relating to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Draft Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter.

Amendment No.1 to Draft Registration Statement on Form F-1

Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high, page 10

1.
We note your disclosure that your Initial Vessel is currently time chartered at a floating daily rate that is linked to the Baltic Panamax Index. We also note your disclosure regarding volatility of the Baltic Dry Index. If material, please also provide such volatility information regarding the Baltic Panamax Index.

In response to the Staff’s comment, the Company has included the requested disclosure in the Second Amended Draft Registration Statement under the heading “Risk Factors—Risks Relating to our Industry—Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our business, operating results, cash flows and financial condition.”

The International Dry Bulk Industry, page 58

2.	We note your response to prior comment 8, and reissue such comment in part. Please revise to disclose the date of each of the charts provided on page 59 that you attribute to Braemar plc.
In response to the Staff’s comment, the Company has included the requested disclosure in the Second Amended Draft Registration Statement beneath each of the charts appearing under the heading “The International Dry Bulk Industry.”

Executive Compensation, page 76

3.	Please provide updated compensation disclosure for the last full financial year. Refer to Item 6.B of Form 20-F.
In response to the Staff’s comment, the Company has included the requested disclosure in the Second Amended Draft Registration Statement under the heading “Management—Executive Compensation.”

Index to the Consolidated Financial Statements, page F-1

4.
We note your audited financial statements are more than twelve months old.  Please tell us how you comply with Item 8.A.4 of Form 20-F or provide updated audited financial statements as necessary.  Refer to Instruction 2 to Item 8.A.4 of Form 20-F.

The Company advises the Staff that it has included in the Second Amended Draft Registration Statement its audited financial statements for the year ended December 31, 2023.

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If you have any questions or comments concerning this letter, please feel free to contact Filana R. Silberberg, Esq. at (212) 922-2225 or Will Vogel at (212) 922-2280.

Yours sincerely,
Watson Farley & Williams LLP
By:	/s/ Filana R. Silberberg
Filana R. Silberberg, Esq.